UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
1040 Mount Vernon Plaza LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 4, 2025

Physical address of issuer
1 S. Dearborn, 21st Floor, Chicago , IL 60603

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	3,265,109.51	0
Cash & Cash Equivalents	-19.94	0
Accounts Receivable	830,656.72	0
Short-term Debt	88845.52	0
Long-term Debt	1306617	0
Revenues/Sales	3071.35	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-49,303.01	0

April 21, 2026

FORM C-AR

1040 Mount Vernon Plaza LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 1040 Mount Vernon Plaza LLC , a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.chicagotrend.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

1040 Mount Vernon Plaza LLC (the "Company") is a Delaware Limited Liability Company, formed on September 4, 2025.

The Company is located at 1 S. Dearborn, 21st Floor, Chicago , IL 60603 .

The Company's website is www.chicagotrend.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

Highlights: Strategic. Purchase profitable urban community shopping centers in partnership with entrepreneurs and community investors. Building local wealth. Providing a path for increased ownership opportunities of real estate assets. Supporting local talent. Providing opportunities to minority-owned businesses and opportunities for local community employment. Provide investment opportunities in up to 12 service-oriented community shopping centers Return. Up to 49% pro-rata share of cash flow and profit to investors

RISK FACTORS

Risks Related to the Company's Business and Industry

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

Entitlement and Permitting Risk: While management has extensive experience navigating zoning and entitlement processes, delays or denials could result in added expenses or delays.

Regulatory/Compliance Risk: Changes to local and state building codes, accessibility requirements, and/or safety regulations during construction or operations could result in added expenses or delays.

Construction-specific risks: Delays, cost overruns, labor and material shortages, and/or construction-site injuries could result in added expenses or delays.

Financing Risk: Difficulty securing or maintaining construction and permanent financing, or changes in lending terms, could result in added expenses or delays.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

Changes in interest rates

Competition from new and existing properties

Changes in national or local economic conditions

Environmental contamination or liabilities

Changes in the local neighborhood

Fires, floods, and other casualties

Uninsured losses

Undisclosed defects

Regulatory changes

Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Shares:

There will be no public market for your Shares, meaning you could have a hard time finding a buyer.

By law, you may not sell your Shares for one year except in limited circumstances (e.g., to accredited investors or back to the Company).

Under the LLC Agreement, the Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

The Manager has the right to impose conditions on the sale of Shares, and these conditions might not be acceptable to you.

If you want to sell your Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

It might be in the best interest of Investor Members if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the State of Ohio, which might not be convenient for you.

You would not be entitled to a jury trial.

You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

You waive your right to have the Company dissolved by a court.

Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

The LLC Agreement restricts your right to sell or otherwise transfer your Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Highlights: Strategic. Purchase profitable urban community shopping centers in partnership with entrepreneurs and community investors. Building local wealth. Providing a path for increased ownership opportunities of real estate assets. Supporting local talent. Providing opportunities to minority-owned businesses and opportunities for local community employment. Provide investment opportunities in up to 12 service-oriented community shopping centers Return. Up to 49% pro-rata share of cash flow and profit to investors

Business Plan

See Exhibit A to the Offering Statement, the Business Plan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lyneir Richardson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Co-Founder of the Manager, Chicago TREND Corporation, Since inception

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO of Chicago TREND for 10 years, has purchased and managed 6 shopping centers, sold one generating returns for investors, and raised $12M in PRI for the TREND Fund. This project will be 4th listing on SmallChange.co Co-Founder and CEO, Chicago TREND; Assistant Professor at Rutgers University

Education

Lyneir is a graduate of Bradley University and the University of Chicago Law School. He is a member of the Urban Land Institute, the International Council of Shopping Centers, and the International Economic Development Council. He serves on the Board of Directors of the International Economic Development Council, New Growth Innovation Network, Newark Arts Council and the Cook County Land Bank, and has served as Vice Chairman of the Illinois Housing Development Authority Trust Fund Board and as a Commissioner on the Chicago Plan Commission.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	0
Voting Rights	No voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Adelphi Bank
Amount outstanding	1,300,000
Interest rate and payment schedule	variable
Amortization schedule	interest only payments. $400,000 placed in an interest reserve account.
Describe any collateral or security	
Maturity date	December 18, 2028
Other material terms	

The total amount of outstanding debt of the company is $1,300,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	251,000	$251,000.00	Acquisition and Pre-	October 3, 2025	Regulation CF

			Development Costs, and Small Change success fee,		

Ownership

A majority of the Company is owned by 1040 MVP Investments LLC. Those entities are Chicago TREND Real Estate Fund LP (97.5%), Chicago TREND Fund I GP, LLC (2.5%), The Chicago TREND Corporation (100%) of the Chicago TREND Fund I GP, LLC .

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
1040 MVP Investments LLC.	87.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity The Company was organized under the Delaware Limited liability company Act on September 4, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

The Company intends to achieve profitability in the next 12 months by: renovating and modernizing the existing shopping center, attract a mix of national and local retailers to backfill the vacant spaces.

Liquidity and Capital Resources

On October 3, 2025 the Company conducted an offering pursuant to Regulation CF and raised $251,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Committed equity into the construction and redevelopment of the shopping center.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	Chicago TREND Corporation
Relationship to the Company	The Manager
Total amount of money involved	$2,500 per month
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Asset Management Fee

Related Person/Entity	Lyneir Richardson
Relationship to the Company	CEO of Chicago TREND Corporation
Total amount of money involved	1% of senior loan
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Guaranty Fee. The fee will be paid at closing.

Related Person/Entity	Empowered Property Manager
Relationship to the Company	Managing Member
Total amount of money involved	$3,000 per month
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Property Management agreement with Empowered Property Management

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lyneir Richardson

(Signature)Lyneir Richardson (Name)CEO & Cofounder of the Manager, Chicago TREND Corporation (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Mount Vernon Plaza

Unaudited Financial Statements

December 31, 2025



Management Certification

Mount Vernon Plaza Shops
For the Year Ended December 31, 2025

I, Lyneir Richardson, Chief Executive Officer of Chicago TREND Corporation, certify, to the best of my knowledge, that the accompanying financial statements of Mount Vernon Plaza Shops as of and for the year ended December 31, 2025 have been prepared in accordance with the Company's accounting policies and present fairly, in all material respects, the financial position, results of operations, and cash flows of the entity.

These financial statements are unaudited and have been prepared for internal and external reporting purposes.

Lyneir Richardson
Chief Executive Officer
Chicago TREND Corporation

Date: __4/24/2026_____

Balance Sheet

Mount Vernon Plaza Shops

Month = Dec 2025

Book = Accrual ; Tree = TREND Balance Sheet

ACCOUNT	CURRENT BALANCE
ASSETS	
CURRENT ASSETS	
CASH	
Cash - Operating	-19.94
TOTAL CASH	-19.94
ACCOUNTS RECEIVABLE	
Other Accounts Receivable	830,656.72
TOTAL ACCOUNTS RECEIVABLE	830,656.72
OTHER CURRENT ASSETS	
Prepaid Expenses	21,964.04
TOTAL OTHER CURRENT ASSETS	21,964.04
TOTAL CURRENT ASSETS	852,600.82
FIXED ASSETS	
A/D - Building	-1,593.38
Building	1,491,407.40
Land	423,208.07
Construction in Progress	22,000.00
TOTAL FIXED ASSETS	1,935,022.09
RESTRICTED CASH	
Restricted Cash Interest Reserve	400,000.00
TOTAL RESTRICTED CASH	400,000.00
OTHER ASSETS	
Deposits - Other	10,000.00
Loan Origination Fees	67,486.60
TOTAL OTHER ASSETS	77,486.60
TOTAL ASSETS	3,265,109.51
LIABILITIES AND EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable (A/P)	6,300.00
Accrued Interest	4,929.17
Accrued Real Estate Taxes	76,962.32
Due to The Chicago TREND Corp.	25.00
Due to The Chicago TREND Corp. - AM Fees	629.03
TOTAL CURRENT LIABILITIES	88,845.52
LONG TERM LIABILITIES	
Mortgage Payable	1,300,000.00
Tenant Security Deposits	6,617.00

Balance Sheet

Mount Vernon Plaza Shops

Month = Dec 2025

Book = Accrual ; Tree = TREND Balance Sheet

ACCOUNT	CURRENT BALANCE
TOTAL LONG TERM LIABILITIES	1,306,617.00
TOTAL LIABILITIES	1,395,462.52
EQUITY	
Small Change & Local Investor Contributions	251,000.00
1040 MVP Investment LLC Contributions	1,700,000.00
Retained Earnings	-49,303.01
Cost to Raise Capital	-32,050.00
TOTAL EQUITY	1,869,646.99
TOTAL LIABILITIES AND EQUITY	3,265,109.51

Income Statement

Mount Vernon Plaza Shops

Month = Dec 2025

Book = Accrual ; Tree = TREND Income Statement

ACCOUNT	MONTH TO DATE	%	YEAR TO DATE	%
INCOME				
Rent - Retail	3,071.35	100.00	3,071.35	100.00
TOTAL INCOME	3,071.35	100.00	3,071.35	100.00
EXPENSES				
RECOVERABLE EXPENSES				
Management Fees - Recoverable	6,300.00	205.12	6,300.00	205.12
P&C Insurance - Recoverable	795.36	25.90	795.36	25.90
Real Estate Taxes - Recoverable	3,492.18	113.70	3,492.18	113.70
TOTAL RECOVERABLE EXPENSES	10,587.54	344.72	10,587.54	344.72
GENERAL BUSINES EXPENSES				
Marketing and Promotion	21,600.00	703.27	21,600.00	703.27
Professional Fees: Other	12,000.00	390.71	12,000.00	390.71
TOTAL GENERAL BUSINES EXPENSES	33,600.00	1,093.98	33,600.00	1,093.98
TOTAL EXPENSES	44,187.54	1,438.70	44,187.54	1,438.70
NET OPERATING INCOME	-41,116.19	-1,338.70	-41,116.19	-1,338.70
OTHER EXPENSES				
Bank Fees and Service Charges	74.94	2.44	74.94	2.44
Business Licenses	164.90	5.37	164.90	5.37
Depreciation	1,593.38	51.88	1,593.38	51.88
Amortization Loan Origination Fees	795.40	25.90	795.40	25.90
Asset Management Fees	629.03	20.48	629.03	20.48
Mortgage Interest	4,929.17	160.49	4,929.17	160.49
TOTAL OTHER EXPENSES	8,186.82	266.55	8,186.82	266.55
NET INCOME BEFORE TAXES	-49,303.01	-1,605.26	-49,303.01	-1,605.26
NET INCOME	-49,303.01	-1,605.26	-49,303.01	-1,605.26

Statement of Cash Flows

Mount Vernon Plaza Shops

Period = Jan 2025-Dec 2025

Book = Accrual ; Tree = TREND Cash Flow

ACCOUNT	YTD
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	-49,303.01
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:	
Credit Losses	
Depreciation and Amortization	2,388.78
Gain on Sale of Investment	
Income/(Loss) - Noncontrolling Interest	
Deferred Income Tax Expense	
(Increase) Decrease in:	
Accounts Receivable, net of allowance for bad debts	-830,656.72
Deferred Rent Receivable	
Due from Related Parties	
Prepaid Expenses	-21,964.04
Deposits	-10,000.00
Increase (Decrease) in:	
Accounts Payable & Accrued Expenses	88,845.52
Security Deposit	6,617.00
Net Cash Provided / (Used) by Operating Activities	-814,072.47
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	-1,936,615.47
Net Cash Provided / (Used) by Investing Activities	-1,936,615.47
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Long-Term Debt	1,300,000.00
Contributions (Distributions) - Small Change & Local Investors	251,000.00
Contributions (Distributions) - 1040 MVP Investment LLC	1,700,000.00
Loan Origination Fees	-68,282.00
Cost to Raise Capital	-32,050.00
Net Cash Provided (Used) by Financing Activities	3,150,668.00
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	399,980.06
CASH AND RESTRICTED CASH, BEGINNING	0.00
CASH AND RESTRICTED CASH, END	399,980.06

Statement of Owner's Equity

Mount Vernon Plaza Shops

Period = Jan 2025-Dec 2025

Book = Accrual ; Tree = TREND Equity

ACCOUNT	YTD
Beginning Owner's Equity	0.00
Contributions	
Small Change & Local Investors	251,000.00
1040 MVP Investment LLC	1,700,000.00
Total Contributions	1,951,000.00
Less: Cost to Raise Capital	-32,050.00
Net Income (Loss)	-49,303.01
Ending Owner's Equity	1,869,646.99